STATEMENT OF FINANCIAL
CONDITION

N.A. Investcorp LLC
Year Ended June 30, 2020
With Report of
Independent Registered Public Accounting Firm

UNITEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66812

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___07/01/19___ AND ENDING ___06/30/20___
          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: N.A. Investcorp LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

280 Park Avenue   36th Floor
                 (No. and Street)

New York   NY   10017
  (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brian Murphy   (917) 332-5719
                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young

         (Name – if individual, state last, first, middle name)

Bahrain World Trade Center, 10th Floor, East Tower, P.O. Box 140   Manama   Kingdom of Bahrain
 (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☐ Certified Public Accountant

☐ Public Accountant

☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __John Franklin__ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__N.A. Investcorp LLC__ , as
of __June 30__ , 20__20__ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:



Signature

Chief Executive Officer and President
Title



Notary Public



MERIME DURAKOVIC
NOTARY PUBLIC STATE OF NEW YORK
RICHMOND COUNTY
LIC. #01DU6083818
COMM. EXP. 03/06/20_23_

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

N.A. Investcorp LLC

Statement of Financial Condition

June 30, 2020

Contents

Report of Independent Registered Public Accounting Firm...1

Financial Statement

Statement of Financial Condition 2
Notes to Statement of Financial Condition..3



Building a better working world

Ernst & Young
P.O. Box 140
10th Floor, East Tower
Bahrain World Trade Center
Manama
Kingdom of Bahrain

Tel: +973 1753 5455
Fax: +973 1753 5405
manama@bh.ey.com
ey.com/mena
C.R. No. 6700

Report of Independent Registered Public Accounting Firm
To the Member of N.A. Investcorp LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of N.A. Investcorp LLC (the "Company") as of 30 June 2020 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at 30 June 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young

We have served as the Company's auditor since 2013.

28 August 2020
Manama, Kingdom of Bahrain

Report of Independent Registered Public Accounting Firm

N.A. INVESTCORP LLC
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2020

ASSETS		
Cash and cash equivalents	$	3,447,277
Fee receivable		91,000
Due from an affiliate		929,863
Total assets	**$**	**4,468,140**
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued liabilities	$	60,018
Member's equity		**4,408,122**
Total liabilities and member's equity	**$**	**4,468,140**

N.A. INVESTCORP LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2020

1. INCORPORATION AND ACTIVITIES

N.A. Investcorp LLC (the "Company"), a limited liability company and wholly owned by Investcorp International Holdings Inc. (the "Parent" or "Member"), was organized under the laws of the State of Delaware on November 23, 2004. The ultimate parent of the Company is Investcorp Holdings B.S.C. ("Holdings"), formerly Investcorp Bank B.S.C. until the surrender of its wholesale banking license with effect from 2 September 2019, a holding company incorporated in the Kingdom of Bahrain. The Company became registered as a broker-dealer with the Securities and Exchange Commission ("SEC") on June 24, 2005 and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is approved to serve as a placement agent for private placements of single-manager and multi-manager hedge fund products, registered closed-end investment company funds and other types of private placements. Most of the funds offered by the Company are managed and/or administered by affiliates.

The Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(i) of that Rule.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The statement of financial condition is expressed in US Dollars ($) and is prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Cash and Cash Equivalents

The Company considers highly liquid investments, with original maturities of 90 days or less that are not held for sale in the ordinary course of business, to be cash equivalents. The Company's cash and cash equivalents, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation.

Fair Value of Financial Instruments

The carrying amounts of the Company's financial instruments, including cash, fee receivable, due from an affiliate and accounts payable approximate fair value because of their short-term maturities.

N.A. INVESTCORP LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2020

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

As a limited liability company, the Company is not subject to State or Federal income taxes. Such taxes accrue to the Member and, accordingly, have not been recognized in the statement of financial condition.

Going Concern

Management has made an assessment of the Company's ability to continue as a going concern and is satisfied that it has sufficient resources to continue in business for the foreseeable future. Furthermore, management is not aware of any conditions and events that may raise substantial doubt upon the Company's ability to continue as a going concern. Therefore, the statement of financial condition continues to be prepared on the going concern basis.

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results may differ from these estimates.

3. RELATED PARTY BALANCES

Due from an affiliate

As of June 30, 2020, the Company maintained a balance with the ultimate parent, amounting to $929,863. The balance may be withdrawn on demand.

4. REGULATORY NET CAPITAL REQUIREMENTS

As a registered broker/dealer, the Company is subject to the provisions of the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. Regulatory net capital and aggregate indebtedness may fluctuate on a daily basis.

At June 30, 2020, the Company had regulatory net capital of $3,387,259, which exceeded the requirement of $5,000 by $3,382,259. The Company's ratio of aggregate indebtedness to regulatory net capital was 1.77% at June 30, 2020.

N.A. INVESTCORP LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2020

5. RECENT ACCOUNTING PRONOUNCEMENTS

Leases (Topic 842)

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU 2016-02, which supersedes the existing guidance for lease accounting. ASU 2016-02 requires lessees to recognize leases with terms longer than 12 months on their balance sheets. It requires different patterns of recording lease expense for finance and operating leases. It also requires expanded lease agreement disclosures. Lessor accounting is largely unchanged. ASU 2016-02 is effective for the Company as of July 1, 2019. There is no impact on the Company upon adoption of this standard as the Company has no leases.

Statement of Cash Flows (Topic 230) – Restricted Cash

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230) – Restricted Cash, which requires the statement of cash flows to explain the change during the period in the total of cash, cash equivalents and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash or restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning of-period and end-of-period total amounts shown on the statement of cash flows. The Company adopted ASU 2016-18 as of July 1, 2019. The effect of adopting this accounting guidance has had no impact on the Company's financial statements.

Financial Instruments – Credit Losses (Topic 326)

In June 2016, the FASB issued ASU 2016-03, Financial Instruments – Credit Losses (Topic 326). This standard replaces the "incurred loss" methodology for recognizing credit losses with the "expected loss" methodology. ASU 2016-03 is effective for the Company for its year ending June 30, 2021. Management is currently assessing the implication of ASU 2016-03 on the Company's financial statements.

6. IMPACT OF THE CURRENT ECONOMIC SITUATION

The macro-economic and fiscal environment changed dramatically as a result of the COVID-19 pandemic. This changed environment has not impacted the Company's results due to the nature of revenue contracts in place.

The management has made an assessment of going concern, taking into account both the Company's current performance and the future outlook, which considered the impact of the COVID-19 pandemic, using the information available up to the date of issuance of these financial statements. The Company has good visibility on future fee income due to the long-term nature of the contracts in place, underpinned by a strong and well capitalized balance sheet.

6. IMPACT OF THE CURRENT ECONOMIC SITUATION (CONTINUED)

This financial position and liquidity profile provide confidence that the Company has sufficient financial resources for the foreseeable future. Consequently, the Company's management believe that the Company is well positioned to manage its businesses and its liabilities as they fall due.

7. SUBSEQUENT EVENTS

The Company has evaluated all subsequent events through the issuance date of the statement of financial condition. Management has determined that there are no material events that would require disclosure in the Company's statement of financial condition or the notes thereto.